American Lorain Corporation
Beihuan Road
Junan County
Shandong, China 276600
Tel: (+86) 539-7318818

November 19, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. Sean Donahue
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Lorain Corporation
Registration Statement on Form S-3
Filed October 7, 2010
File No. 333-169815

Dear Mr. Donahue:

American Lorain Corporation (the "Company") will file with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the Registration Statement on Form S-3 ("Amendment No. 1”) relating to the issuance by the Company of 3,440,800 of shares of common stock.

The Company provides the following responses to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated as of October 28, 2010, regarding the Company’s above-referenced Form S-3. We have incorporated the Staff’s comments in this response letter below, and the Company’s responses thereto are set forth after each comment.

Registration Statement on Form S-3

General

1.	Please be advised that comments on your Form 10-K must be resolved before the desired effective date of your registration statement.

Response: We respectfully note the Staff’s comment. The Staff has sent us a no objection letter with respect to our Form 10-K.

U.S. Securities and Exchange Commission
November 19, 2010

Organizational Structure

2.	We note your disclosure regarding the “following chart” depicting your organizational structure. Please include the referenced chart in your public filing; the chart appears to be missing.

Response: We respectfully note your comment. We have amended the registration statement to provide the organizational chart.

Documents Incorporated by Reference, page 11

3.	We note that this section does not explicitly cover reports filed after the date of the initial registration statement and prior to effectiveness of the registration statement. Please be advised that you need to update your incorporation by reference section to reflect reports that you file prior to effectiveness, including your Form 8-K filed October 21, 2010. Refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response: We respectfully note your comment. We have amended this section in response to the Staff’s comment.

The Company hereby acknowledges and confirms that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or further comments regarding the Company’s responses, please contact our U.S. legal counsel, Ari Edelman, at (212) 715-9341.

U.S. Securities and Exchange Commission
November 19, 2010

Very truly yours,

AMERICAN LORAIN CORPORATION

By: /s/ Chen Si
       Name: Chen Si
       Title: Chief Executive Officer

Cc:	Eric Lerner, Esq.
Bill Huo, Esq.
Ari Edelman, Esq.